SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

01 August 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 01 August 2025
           re: Director/PDMR Shareholding

1 August 2025

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Exercise of option to acquire Shares
Ron van Kemenade acquired 70,401 Shares following the exercise of a share buyout award (for nil consideration) on 28 July 2025. The number of Shares acquired is after the settlement of income tax and national insurance contributions. The Shares are subject to a holding period, in line with the period applicable to the award from his previous employer which was bought out.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	70,401

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2025-07-28
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 August 2025